Management’s Discussion and Analysis (“MD&A”)

Rogers Cable Inc. (“Cable” or “the Company”) is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). This discussion should be read in conjunction with the 2002 audited annual consolidated financial statements and management’s discussion and analysis for both Cable and RCI which are available on SEDAR, the rogers.com website or can be obtained from the Company directly.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended March 31,	2003	2002	% Chg

Operating revenue	428,007	380,473	12.5
Operating profit (1)	148,728	123,726	20.2
Loss	(12,488)	(40,783)	—
Loss per share	(0.06)	(0.19)	—
Property, plant and equipment expenditures	98,270	134,272	(26.8)

(1)	Operating profit is defined herein as operating income after management fees paid to RCI and before depreciation, amortization, interest, income taxes, non-operating items and other non-recurring items and is a standard measure that is commonly reported and widely used in the cable industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles “GAAP”. Accordingly, this measure should not be considered as a substitute or alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Loss” for a reconciliation of operating profit to operating income and loss under GAAP.

Highlights of the first quarter of 2003 included the following:

•	Quarterly revenue increased 12.5% year-over-year driven by a 6.0% increase from core cable, a 46.5% increase from Internet and a 12.3% increase from Video stores. This increase, partially offset by expense growth of 8.8%, drove year-over-year quarterly operating profit up by 20.2%.

•	Basic cable subscribers decreased by approximately 700 in the quarter compared to a decrease of 18,500 in the first quarter last year. Basic subscribers totaled 2,269,700, or 72.4% penetration of homes passed at March 31, 2003.

•	Cable’s bundled offers combining digital cable and broadband Internet, have further contributed throughout the first quarter to the Internet and digital subscriber increases. Subscribers to the ‘Rogers Incredible Bundles’ now total in excess of 107,000.

•	Broadband Internet subscriber growth was strong, with approximately 50,300 net subscribers added in the quarter. Year-over-year, Internet subscriber levels have increased by 37.9% to reach approximately 689,700 at March 31, 2003.

•	Digital Cable subscribers (households) increased by 33,100 compared to a loss of 12,600 subscribers in the first quarter of 2002. Digital cable set-top terminals deployed increased by 37,300 as many households choose to have digital cable on multiple televisions in their home.

Consolidated Results of Operations for the First Quarter Ended March 31, 2003

As previously disclosed, with the completion of the migration from At Home Corporation to the Company’s own infrastructure in January 2002, Internet service has essentially become another service that leverages the Company’s cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This, combined with the Company’s expanded bundling of cable television and Internet services, increasingly led to allocations of bundled revenues and network and operating costs between the core cable and Internet operations of Cable. As such, commencing January 1, 2003, reporting of the core cable and Internet segments of the Cable segment have been combined. The Company continues to provide separate statistical information on its Internet subscribers as it does for the digital cable subscriber subset of its core cable operations. In addition, the Company is continuing to report Internet revenues separate from those of core cable.

	Three Months Ended March 31,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg

Core cable revenue	284.0	268.0	16.0	6.0
Internet revenue	75.3	51.4	23.9	46.5

Total Cable revenue	359.3	319.4	39.9	12.5
Video Stores revenue	69.5	61.9	7.6	12.3
Intercompany eliminations and other	(0.8)	(0.8)	—	—

Operating revenue	428.0	380.5	47.5	12.5

Operating profit (1)	148.7	123.7	25.0	20.2
Cable operating profit margin (2)	42.7%	40.0%	2.7%
Video Stores operating profit margin (2)	5.7%	5.9%	(0.2%)

(1)	Operating profit is defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

(2)	Before deduction of management fees paid to RCI and intercompany eliminations.

The 6.0% year-over-year increase in core cable revenue was driven largely by rate increases introduced in the latter part of 2002 combined with increased penetration of digital subscribers. Average monthly revenue per core cable subscriber has increased to $41.71 in the first quarter from $39.24 in the first quarter of 2002.

The 46.5% increase in Internet revenues was driven by the 37.9% year-over-year growth in Internet subscriber levels combined with price increases put in place during 2002 and the first quarter of 2003.

The 12.3% increase in Video Stores revenue was driven by a year-over-year increase of 10 locations to 270 at the end of the quarter combined with an increase in same store revenues of 9.8% compared to the first quarter of 2002.

The 20.2% year-over-year increase in quarterly operating profit reflects the 12.5% revenue growth rate, which was only partially offset by the 8.8% increase in operating expenses.

Subscriber Results

	Three Months Ended March 31,

(Subscriber statistics in thousands)	2003	2002	Chg	% Chg

Homes passed (1)	3,134.9	3,048.5	86.4	2.8
Basic cable subscribers	2,269.7	2,268.0	1.7	0.1
Basic cable, net additions (losses)	(0.7)	(18.5)	17.8	96.2
Internet subscribers	689.7	500.0	189.7	37.9
Internet, net additions	50.3	21.2	29.1	137.3
Digital terminals in service	493.5	302.4	191.1	63.2
Digital terminals, net additions (losses)	37.3	(11.9)	49.2	—
Digital households	434.6	259.4	175.2	67.5
Digital households, net additions (losses)	33.1	(12.6)	45.7	—
VIP Customers	610.7	518.5	92.2	17.8
VIP Customers, net additions	17.7	21.0	(3.3)	(15.7)

(1)	March 31, 2002 homes passed includes adjustment of 59,700 associated with system swaps, acquisitions and true ups.

Basic cable subscriber net losses of approximately 700 in the first quarter of the year were significantly improved from the net loss of 18,500 in the first quarter of 2002. In 2002, the Company focused heavily on enhancing its marketing and retention tactics with the aim of increasing subscriber awareness of the benefits and quality of its advanced cable offerings in relation to competing offerings. These efforts were successfully intensified and focused late in 2002 and early in 2003 to reduce and mitigate basic cable subscriber losses.

     Digital subscribers (households) increased by 33,100 in the quarter, driven by increased marketing aimed at creating greater awareness of the value and features of digital cable, as well as the continued sale of bundled offerings combining digital cable with broadband Internet access. The increase in digital subscribers in the first quarter of the year was in contrast to the loss of digital households in the first quarter of 2002, which coincided with the expiration of free preview periods for numerous new digital specialty channels launched in the last quarter of 2001. At March 31, 2003, the penetration of digital households as a percentage of basic subscribers was 19.1%, up from 11.4% at March 31, 2002.

     The Company added 50,300 net broadband Internet subscribers during the quarter, bringing the total Internet subscriber base to 689,700, including scheduled pending connections. Year-over-year, the Internet subscriber base has grown by 189,700 subscribers, or 37.9%, resulting in 22.0% penetration as a percentage of homes passed. Broadband Internet subscriber net additions were helped by reduced churn levels compared to the previous year reflecting overall network quality and stability, as well as the Company’s increased bundling of this product with its other services and improved customer service processes.

Operating Expenses

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Cable and Internet operating expenses	205.9	191.7	14.2	7.4
Video stores operating expenses	65.6	58.3	7.3	12.5
Management fees	8.6	7.6	1.0	13.2
Intercompany eliminations	(0.8)	(0.8)	—	—

Total operating expenses	279.3	256.8	22.5	8.8

The 8.8% quarterly increase in operating expenses is attributable to operating increases in both cable operations, which includes digital cable and Internet, and Video Stores. The 7.4% operating expense increase in cable operations primarily reflects increased programming costs associated with a larger number of digital subscribers, increased costs related to the growth in the broadband Internet subscriber base and increased sales and marketing costs related to digital cable, Internet and bundled offerings. Offsetting these increases are customer service costs, which remained flat year over year as the Company’s customer focused initiatives, improved network stability and lower churn levels have resulted in lower activity levels per customer.

The Video Store operating expense increase primarily reflects the increase in the number of locations, which have grown from 260 at March 31, 2002 to 270 at March 31, 2003.

Reconciliation to Loss

Other income and expense items that are required to reconcile operating profit with operating income and loss as defined under Canadian GAAP are as follows:

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating profit (1)	148.7	123.7	25.0	20.2
Depreciation and amortization	(119.3)	(117.6)	(1.7)	(1.4)

Operating income	29.4	6.1	23.3	—
Interest on long-term debt	(58.5)	(43.4)	(15.1)	(34.8)
Foreign exchange gain (loss)	17.0	(0.6)	17.6	—
Other	2.0	(0.4)	2.4	—
Income taxes	(2.4)	(2.5)	0.1	—

Loss	(12.5)	(40.8)	28.3

(1)	Operating profit defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Depreciation and Amortization

The increase in depreciation and amortization expense is directly attributable to the increased property, plant and equipment (“PP&E”) asset levels primarily related to spending on rebuild activities and customer premise equipment over the past several years.

Interest on Long-Term Debt

The increase in interest expense for the three months ended March 31, 2003, as compared to the same period in 2002 is attributable to increased levels of debt, including amounts owing to RCI and to a higher portion of debt being at fixed rates (versus lower floating rates) in the most recent quarter. Long term debt has increased from $2.311 billion at March 31, 2002 to $2.580 billion at March 31, 2003. The increased level of debt is directly related to the financing of PP&E expenditures.

Foreign Exchange

The Company, effective January 1, 2002, adopted the amendments to The Canadian Institute of Chartered Accountants “CICA” Handbook Section 1650 on Foreign Currency Translation. As a result, foreign currency translation gains and losses are recorded as a period gain or loss. In the first quarter of 2003, the Canadian dollar strengthened against the U.S. dollar, which was the primary contributor to the $17.0 million foreign exchange gain recorded by the Company.

Income Taxes

During the quarter, the Company recognized current tax expense of $2.4 million related to Canada’s Large Corporations Tax expense.

Loss and Loss Per Share

	Three Months Ended March 31,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg

Loss	(12.5)	(40.8)	28.3
Loss per share	(0.06)	(0.19)	0.13

The increase in the quarterly earnings per share, excluding non-recurring items over the same quarter of the previous year is a result of improved operating profit and the recognition of foreign exchange gains, offset by increased depreciation and amortization expenses.

Property, Plant and Equipment Expenditures

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Customer premise equipment	36.3	44.8	(8.5)	(19.0)
Scaleable infrastructure	8.2	21.7	(13.5)	(62.2)
Line extensions	11.7	12.2	(0.5)	(4.1)
Upgrade and rebuild	28.4	38.7	(10.3)	(26.6)
Support capital	11.7	16.0	(4.3)	(26.9)

Core Cable PP&E expenditures	96.3	133.4	(37.1)	(27.8)
Video Stores PP&E expenditures	2.0	0.9	1.1	122.2

Rogers Cable PP&E expenditures	98.3	134.3	(36.0)	(26.8)

Property, plant and equipment (“PP&E”) expenditures for the quarter declined by $36.0 million compared to the same quarter in 2002. This decrease is attributable to reductions in three principal PP&E categories: customer premise equipment (“CPE”), which includes customer equipment and associated installation costs, scalable infrastructure, which includes non-CPE costs to meet business growth and provide service enhancements and upgrade and rebuild expenditures. These reductions are in keeping with the capital spending reductions anticipated for fiscal 2003.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the first quarter increased by $17.3 million to $107.5 million from $90.2 million in the first quarter of 2003, reflecting the increased level of operating profit. Taking into account the changes in working capital, cash flow from operating activities for the quarter increased by $83.6 million to $48.2 million, from a deficiency of $35.4 million in the previous period. Details of the changes in non-cash working capital for the first quarter of 2003 and 2002 are detailed in Note 5 of the Consolidated Financial Statements included herein. The primary driver of the year over year change in non-cash working capital items was the reduced level of accounts payable and accrued liabilities reflecting payments to suppliers combined with reduced capital spending in the first quarter of 2003 as compared to 2002, representing a use of cash of $66.4 million.

In aggregate, other net sources of funds during the first quarter totalled approximately $94.2 million. The sources of these funds were (1) $94.0 million proceeds received from advances under the bank credit facility and (2) proceeds of $0.2 million related to the sale of digital set-top terminals.

The net funds used during the first quarter totalled approximately $166.8 million, and were comprised of (1) the net repayment of $54.5 million of intercompany advances owing to RCI, (2) the purchase of $98.3 million of PP&E, (3) additions to video inventory of $12.6 million and (4) the payment of $1.4 million in back-to-back dividends.

As a result of the above, the Company’s cash flow deficiency in the first quarter was $24.5 million, which, together with the opening cash on hand of $3.7 million, resulted in a closing cash deficiency of $20.8 million.

The Company’s available liquidity at March 31, 2003, was $944.0 million, represented by availability under its committed bank facility.

Rogers Cable Inc.
Consolidated Statements of Income

	Three Months Ended March 31,

(in thousands of dollars except per share data)	2003	2002

Operating revenue	$428,007	$380,473
Operating, general and administrative expenses	270,719	249,159
Management fees	8,560	7,588

Operating income before the following:	148,728	123,726
Depreciation and amortization	119,346	117,573

Operating income	29,382	6,153
Interest:
Long-term debt	(56,419)	(39,919)
Notes payable to Rogers Communications Inc.	(2,117)	(3,484)

	(29,154)	(37,250)
Writedown of investments	—	(2,000)
Foreign exchange gain (loss)	16,991	(593)
Dividend income	1,436	1,243
Investment and other income	618	187

Loss before income taxes	(10,109)	(38,413)

Income tax expense
Current	2,379	2,370

Loss for the period	(12,488)	(40,783)

Basic and diluted loss per share	($0.06)	($0.19)

Rogers Cable Inc.
Consolidated Statements of Cash Flows

	Three Months Ended March 31,

(in thousands of dollars)	2003	2002

Cash provided by (used in):
Operating activities:
Loss for the period	$(12,488)	$(40,783)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	136,124	128,990
Unrealized foreign exchange (gain) loss	(16,169)	15
Writedown of investments	—	2,000

	107,467	90,222
Change in:
Non-cash working capital items (Note 5)	(59,249)	(125,606)

	48,218	(35,384)

Financing activities:
Issue of long-term debt	94,000	1,114,000
Repayment of long-term debt	(57)	(420,060)
Issue of notes payable to Rogers Communications Inc.	9,000	—
Repayment of notes payable to Rogers Communications Inc.	(63,500)	(485,600)
Dividends paid	(1,436)	(1,243)

	38,007	207,097

Investing activities:
Additions to property, plant and equipment	(98,270)	(134,272)
Additions to videocassette inventory	(12,639)	(12,631)
Additions to deferred charges	—	(15,037)
Proceeds on sale of digital set-top terminals	229	—

	(110,680)	(161,940)

Increase (decrease) in cash and cash equivalents	(24,455)	9,773
Cash and cash equivalents (deficiency), beginning of period	3,696	(8,427)

Cash and cash equivalents (deficiency), end of period	$(20,759)	$1,346

Supplemental cash flow information:
Interest paid	$53,252	$57,659
Income taxes paid	$2,379	$2,370

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Cable Inc.
Consolidated Balance Sheets

	March 31,	December 31,
(in thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$2,539,134	$2,556,847
Goodwill	926,445	926,445
Other intangible assets	910	1,040
Investments	100,799	100,799
Cash and cash equivalents	—	3,696
Accounts receivable	87,183	91,616
Deferred charges	46,818	50,063
Other assets	76,716	76,272

	$3,778,005	$3,806,778

Liabilities and Shareholders’ Equity
Liabilities
Bank advances	$20,759	$—
Long-term debt (Note 2)	2,430,831	2,353,055
Notes payable to Rogers Communications Inc.	150,000	204,500
Accounts payable and accrued liabilities	235,258	288,143
Due to parent and affiliated companies	9,187	23,783
Unearned revenue and deferred gain	43,853	35,256

	2,889,888	2,904,737
Shareholders’ equity (Note 3)	888,117	902,041

	$3,778,005	$3,806,778

Rogers Cable Inc.
Consolidated Statements of Deficit

	Three Months Ended	Year Ended
	March 31,	December 31,
(in thousands of dollars)	2003	2002

Deficit, beginning of the period	$(1,894,412)	$(1,647,935)
Loss for the period	(12,488)	(58,830)
Dividends on preferred shares	(1,436)	(5,447)
Dividends on common shares	—	(57,600)
Distribution to 610829 British Columbia Ltd.	—	(124,600)

Deficit, end of the period	$(1,908,336)	$(1,894,412)

Rogers Cable Inc.
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2003 and 2002

These Consolidated Interim Financial Statements do not include all the disclosures required by generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2002.

1.	Basis of Presentation and Accounting Policies

These consolidated interim financial statements include the accounts of Rogers Cable Inc. and its subsidiaries (collectively “Cable” or “the Company”). The notes presented in these interim consolidated financial statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2002.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements.

2.	Long-Term Debt:

		Interest	March 31,	December 31,
(in thousands of dollars)		Rate	2003	2002

(i )	Bank credit facilities	Floating	$131,000	$37,000
(ii)	Senior Secured Second Priority Notes, due 2005	10%	411,896	412,789
(iii)	Senior Secured Second Priority Notes, due 2007	7.600%	450,000	450,000
(iv)	Senior Secured Second Priority Debentures, due 2007	10%	109,915	118,167
(v )	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	547,430
(vi)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(vii)	Senior Second Priority Debentures, due 2032	8.75%	312,700	312,700
(viii)	Senior Subordinated Debentures, due 2015	11%	164,383	171,406
(ix)	Obligations under capital leases	Various	3,507	3,563

			$2,430,831	$2,353,055

3.	Shareholders’ Equity:

	March 31,	December 31,
(in thousands of dollars)	2003	2002

Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemeable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemeable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemeable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemeable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemeable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemeable at $1,000 per share
Unlimited 8.0%, curulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares (2002 - 100,000,000)	$229,014	$229,014
118,166,003 Class B common shares (2002 - 118,166,003)	2,294,808	2,294,808
100,000 first preferred shares (2002 - 100,000)	100,000	100,000
306,904 fourth preferred shares (2002 - 306,904)	1	1
151,800 seventh preferred shares (2002 - 151,800)	162,643	162,643

	2,786,466	2,786,466
Contributed surplus	9,987	9,987
Deficit	(1,908,336)	(1,894,412)

Shareholders’ Equity	$888,117	$902,041

4.	Loss Per Share:

	Three Months Ended
	March 31,

(in thousands)	2003	2002

Numerator:
Loss for the period	$(12,488)	$(40,783)
Less dividends on preferred shares	(1,436)	(1,243)

	$(13,924)	$(42,026)

Denominator:
Weighted average shares outstanding- basic and diluted	218,166	218,166
Loss per share for the period — basic and diluted	($0.06)	($0.19)

5.	Consolidated Statement of Cash Flows

     The change in non-cash working capital items are as follows:

	Three Months Ended March 31,

(in thousands of dollars)	2003	2002

Cash provided by (used in):
Decrease in accounts receivable	$4,433	$5,839
Increase (decrease) in accounts payable, accrued liabilities and unearned revenue	(44,763)	(122,332)
Increase in other assets	(4,323)	4,401
Increase (decrease) in amounts due to (from) affiliated companies, net	(14,596)	(13,514)

	$(59,249)	$(125,606)

6.	Stock-Based Compensation Pro Forma:

In conjunction with the RCI Stock Options Plan, options of RCI are issued to Cable employees. For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the pro forma amounts indicated below:

	Three Months Ended
	March 31,

(in thousands, except per share amounts)	2003	2002

(Based on all issued and outstanding options)
Loss for the period, as reported	$(12,488)	$(40,783)
Stock-based compensation expense — RCI	(2,509)	(2,817)

Proforma net income (loss) for the period	$(14,997)	$(43,600)

Net income (loss) per share, as reported	($0.06)	($0.19)
Effect of stock based compensation	($0.01)	(0.01)
Pro forma loss per share — basic and diluted	($0.07)	($0.20)

Under the transitional rules, CICA Handbook Section 3870 allows companies to only include options issued subsequent to December 31, 2001 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense, for the three months ended March 31, 2003, would have been $0.2 million (2002 — $0.1 million) and pro forma loss the quarter would have been $12.7 million or $0.06 per share (2002 – loss of $40.9 million or $0.19 per share).

The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2003 was $7.19 (2002 - $10.78) per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended
	March 31,

	2003	2002

Risk-free interest rate	4.18%	4.67%
Dividend yield	—	—
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	48.88%	48.98%
Weighted average expected life of the options	6.7 years	5 years

6.	Related Party Transactions:

(a)	The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries is comprised of the following:

	March 31,	December 31,
(in thousands of dollars)	2003	2002

RCI	$(8,472)	$(23,288)
Rogers Wireless Communications Inc.	77	28
Rogers Media Inc.	(792)	(523)

	$(9,187)	$(23,783)

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amounts agreed to, is as follows:

	Three Months Ended March 31,

(in thousands of dollars)	2003	2002

RCI:
Management fees	$8,560	$7,588
Interest on notes payable	2,110	3,409
Interest related to capital leases	69	75

	10,739	11,072
Rogers Cable Investment Limited:
Dividends earned	(1,436)	(1,243)
Dividends paid	1,436	1,243

	—	—
Rogers Wireless Communications Inc.
Wireless products and services for resale	2,467	2,570
Wireless services	396	564
Transmission facilities	(110)	(110)
Rent expense	902	871
Subscriber activation commissions and customer service	(2,441)	(1,170)

	1,214	2,725
Rogers Media Inc.
Access fees	(1,416)	(1,352)
Advertising and production costs	95	750
Sales commissions	274	162
Programming fees	4,531	4,291

	3,484	3,851
Other
Programming fees paid to broadcasters, accounted for by the equity method	4,195	4,305

	4,195	4,305

	$19,632	$21,953

The Company enters into certain transactions in the normal course of business with organizations, the partners or senior officers of which are Directors of the Company. The total amounts paid by the Company to these organizations for the three months ended March 31, 2003 was $1.2 million (2002 — $0.5 million).

7.	Segmented Information

For the three months ended March 31, 2003			Corporate items	Consolidated
(in thousands of dollars)	Cable	Video	and eliminations	total

Operating revenue	$359,231	$69,570	$(794)	$428,007
Operating, general and administrative expenses	205,887	65,626	(794)	270,719

Operating income before the undernoted:	$153,344	$3,944	$—	157,288

Management fees				8,560
Depreciation and amortization				119,346

Operating income				29,382
Interest:
Long-term debt				(56,419)
Intercompany				(2,117)
Intercompany dividends				1,436
Foreign exchange gain				16,991
Investment and other income				618
Income tax expense				(2,379)

Net loss for the period				$(12,488)

Property, plant and equipment expenditures	$96,238	$2,032	$—	$98,270

For the three months ended March 31, 2002			Corporate items	Consolidated
(in thousands of dollars)	Cable	Video	and eliminations	total

Operating revenue	$319,355	$61,907	$(789)	$380,473
Operating, general and administrative expenses	191,666	58,282	(789)	249,159

Operating income before the undernoted:	$127,689	$3,625	$—	131,314

Management fees				7,588
Depreciation and amortization				117,573

Operating income				6,153
Interest:
Long-term debt				(39,919)
Intercompany				(3,484)
Intercompany dividends				1,243
Writedown of investments				(2,000)
Foreign exchange gain				(593)
Investment and other income				187
Income tax expense				(2,370)

Net loss for the period				$(40,783)

Property, plant and equipment expenditures	$133,372	$900	$—	$134,272

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the management’s discussion and analysis portion of the Company’s most recent annual report filed with the Ontario Securities Commission.

     Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.